Update For Mitchell Investors: Her 100th birthday + a show near you

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Michael Delpozzo, Masterworks <mdelpozzo@investors.masterworks.com>
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Dear Sam,

This month, we're coming up on an important milestone: it's Joan Mitchell's 100th birthday!

To celebrate the centenary of the iconic late painter, the Joan Mitchell Foundation has helped organize events around the world at prestigious institutions including the Centre Pompidou in Paris, the MoMA in New York, the Art Institute of Chicago, and many others.

As a Mitchell investor, we wanted to let you know about this important milestone, since the added attention may help continue the market expansion she's seen in recent years—as a reminder, Mitchell totaled $94 million and $86 million in '23 and '24 at auction, respectively.

As we continue to buy into her market further, we've looked for compelling examples within her oeuvre, like our latest Mitchell painting. It's a 60s work that Mitchell painted shortly after moving to France—a period often considered to be the peak of her artistic experimentation. It's available at just over $1 million, a rare price point for Mitchell these days.

We're excited about it, since that price point generally represents greater potential for appreciation thanks to its lower relative price amid her market. As Mitchell's art-historical importance solidifies further, we have conviction that her demand could continue to rise long-term as well.

Learn more about our Mitchell here, and view the offering circular below.

P.S. If you want to see for yourself, the Berkeley Art Museum near you will have a Mitchell painting on view this year Check out more details here.




Joan Mitchell (left), Our Offering (right)

Thanks,

Michael Delpozzo

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Masterworks Platform Associate
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281